貝克・麥堅時律師事務所



05008549

ong SAR

和記大廈 14 樓

Tel: +852 2846 1888
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DX 180005 QUEENSWAY 1
www.bakernet.com



SUPPL
SEC MAIL
RECEIVED
PROCESSING
JUN 01 2005
WASH, D.C.
209
SECTION

30 May 2005

Our ref: 32073984-130435
By Hand

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

HUADIAN 12g3-2(b)
File No. 82-4932

Division of Corporation Finance
- International Mail stop 3-2

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Washington, DC

Ladies and Gentlemen,

Re: Huadian Power International Corporation Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref.: 82-4932)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our letter dated May 13, 2005, copies of which are enclosed with this letter (indexed in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2446 or by facsimile at 011-852-2842-0516.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

p.p. Michelle Li

Allen Shyu / Michelle Li

Encl.



PROCESSED
JUN 07 2005
THOMSON
FINANCIAL

HUADIAN 12g3-2(b)
File No. 82-4932

Annex 1

A List of Documents Made Public
in connection with the Listing since last submission of May 13, 2005

1. Announcement re. Adjustments to electricity tariffs which was released on May 30th, 2005



華電國際電力股份有限公司
Huadian Power International Corporation Limited *

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China)

(Stock code: 1071)

ANNOUNCEMENT

Huadian Power International Corporation Limited ("the Company") recently received a notice issued by the relevant Sichuan provincial governmental authority. Based on this notice, certain adjustments to on-grid electricity tariffs applicable to power generating enterprises have been implemented by Sichuan Provincial Government with effect from 1st May, 2005 in accordance with the relevant documents issued by the State Development and Reform Commission. Accordingly, adjustments have been made to the on-grid electricity tariffs in respect of the 4x300MW generating units of Sichuan Guangan Power Generation Company Limited ("Guangan Company") in which the Company has an 80% equity interest.

This announcement is made pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Company recently received a notice issued by Sichuan Provincial Price Administration Bureau. Based on this notice, in accordance with the relevant documents issued by the State Development and Reform Commission, tariffs for any extra electricity supplied to Sichuan provincial power grid have since 1st May, 2005 ceased to be charged. Rather, appropriate adjustments to on-grid electricity tariffs applicable to power generating enterprises were made pursuant to which on-grid electricity tariffs for coal-fired generating units under the overall administration of Sichuan provincial power grid have increased by RMB0.023 on average. The adjustments to electricity tariffs came into effect from 1st May, 2005.

Adjustments to on-grid tariffs for generating units of the Company located in Sichan Province are set out below:

Unit of electricity tariffs: RMB per MWh

Power plant (generating unit)	Installed capacity (MW)	Adjustments to electricity tariffs (including tax)
Guangan Company Phase I	600	Increased from 316.4 to 339.4
Guangan Company Phase II	600	Increased from 310 to 333

By order of the board of the directors of
Huadian Power International Corporation Limited
Company Secretary
Zhou Lianqing

The Company's directors as at the date of this announcement are:

He Gong	*(Chairman, non-executive Director)*
Da Hongxing	*(Vice Chairman, executive Director)*
Zhu Chongli	*(Vice Chairman, non-executive Director)*
Chen Jianhua	*(Executive Director)*
Tian Peiting	*(Executive Director)*
Peng Xingyu	*(Non-executive Director)*
Zhang Bingju	*(Non-executive Director)*
Wang Yingli	*(Non-executive Director)*
Ding Huiping	*(Independent non-executive Director)*
Zhao Jinghua	*(Independent non-executive Director)*
Hu Yuanmu	*(Independent non-executive Director)*
Wang Chuanshun	*(Independent non-executive Director)*

Shandong, the People's Republic of China
27th May, 2005

* *For identification only*